# UNIQUELY POSITIONED

2012
THIRD QUARTER REPORT

SILVER WHEATON™

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2012 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2011 audited consolidated financial statements, the related MD&A and the 2011 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 32 of this MD&A. All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of November 2, 2012.

Highlights

•
Record attributable silver equivalent production for the three and nine months ended September 30, 2012 of 7.7 million ounces (6.8 million ounces of silver and 18,000 ounces of gold) and 21.1 million ounces (19.9 million ounces of silver and 23,300 ounces of gold), respectively, representing an increase of 26% and 14% over the comparable periods in 2011.

•
Silver equivalent sales for the three and nine months ended September 30, 2012 of 5.1 million ounces (4.8 million ounces of silver and 6,900 ounces of gold) and 18.2 million ounces (17.5 million ounces of silver and 13,100 ounces of gold), respectively, representing an increase of 1% and 21% over the comparable periods in 2011, with silver equivalent sales for the most recently completed nine months representing a record for the Company.

•
Revenue for the three and nine months ended September 30, 2012 of $161.3 million and $562.3 million, respectively, compared with $185.2 million and $538.1 million for the comparable periods in 2011, representing a decrease of 13% during the three month period and an increase of 5% during the nine month period, with revenue for the most recently completed nine months representing a record for the Company.

•
Net earnings for the three and nine months ended September 30, 2012 of $119.7 million ($0.34 per share), and $408.3 million ($1.15 per share), respectively, compared with $135.0 million ($0.38 per share) and $405.3 million ($1.15 per share) for the comparable periods in 2011, with net earnings for the most recently completed nine months representing a record for the Company.

•
Operating cash flows for the three and nine months ended September 30, 2012 of $128.7 million ($0.36 per share1) and $465.4 million ($1.32 per share1), respectively, compared with $167.2 million ($0.47 per share1) and $462.7 million ($1.31 per share1) for the comparable periods in 2011, with operating cash flows for the most recently completed nine months representing a record for the Company.

•
Average cash costs2 for the three and nine months ended September 30, 2012 of $4.16 and $4.10 per silver equivalent ounce, respectively, compared with $4.12 and $4.11 per silver equivalent ounce for the comparable periods in 2011.

•
Cash operating margin3 for the three and nine months ended September 30, 2012 of $27.20 and $26.80 per silver equivalent ounce, respectively, compared with $32.11 and $31.54 per silver equivalent ounce for the comparable periods in 2011.

•
As at September 30, 2012, approximately 5.2 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represented an increase of 2.0 million payable silver equivalent ounces during the three month period ended September 30, 2012.

1	Refer to discussion on non-IFRS measure (i) on page 18 of this MD&A.
2	Refer to discussion on non-IFRS measure (ii) on page 19 of this MD&A.
3	Refer to discussion on non-IFRS measure (iii) on page 20 of this MD&A.

SILVER WHEATON 2012 THIRD QUARTER REPORT [1]

•
As per Barrick Gold Corporation’s (“Barrick”) third quarter 2012 MD&A, Barrick made substantial progress at world-class gold-silver Pascua-Lama project during the third quarter.   Along with construction advancement at site, Barrick strengthened the construction management team and hired Fluor Corporation (“Fluor”) to assume overall project management. Fluor is a global leader in construction of large mining projects, and the same firm that successfully managed construction of Barrick’s recently completed Pueblo Viejo mine.  Initial production from the Pascua-Lama project is now scheduled for the second half of 2014. Previous guidance, announced in July, was for mid 2014.  Delays in the earthworks and underground works for the process plant are the main reason for the shift in schedule to the second half of 2014. Until December 31, 2015, Silver Wheaton will be entitled to all or a portion of the silver production from Barrick’s Veladero, Pierina and Lagunas Norte mines, to the extent Pascua-Lama is operating below 75% of design capacity. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua Lama is expected to average 9 million ounces annually.

•
On August 9, 2012, the Company announced that its Board of Directors had declared its third quarterly cash dividend payment for 2012 in the amount of $0.10 per common share, representing 20% of the cash generated by operating activities during the three months ended June 30, 2012, payable to shareholders of record on August 30, 2012.  This dividend was distributed on September 13, 2012.

•
On September 28, 2012, the Company announced that it had closed the previously announced purchase from HudBay Minerals Inc. ("Hudbay") of 100% of the life of mine silver production from its currently producing 777 mine ("777"), 100% of the life of mine silver production from its Constancia project ("Constancia"), as well as 100% of gold production from the 777 mine until Constancia satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton's share of gold production from 777 will be reduced to 50% for the remainder of the mine life.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.  In addition, the Company has share purchase warrants that are listed on the Toronto Stock Exchange and trade under the symbol SLW.WT.U.

To date, the Company has entered into 15 long-term silver purchase agreements and three long-term precious metal purchase agreements, relating to 21 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended September 30, 2012, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.04 and $303, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world.  Based upon its current agreements, forecast 2012 attributable production is approximately 28 million silver equivalent ounces, including 42,000 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 100,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project and Hudbay’s flagship 777 mine and Constancia project.

At September 30, 2012, the Company had approximately $555 million of cash on hand and $400 million of available credit under its revolving bank debt facility.  This cash and available credit, together with strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver and precious metal stream interests.

SILVER WHEATON 2012 THIRD QUARTER REPORT [2]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Upfront Consideration 1		Attributable Production to be Purchased		Term of Agreement	Date of Contract
					Silver	Gold
San Dimas	Primero 2	Mexico	$189,799	3	100% 2	-	Life of Mine	15-Oct-04
Zinkgruvan	Lundin	Sweden	$77,866		100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore	Peru	$285,000		100% 4	-	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$485,000		25%	-	Life of Mine	24-Jul-07
Minto	Capstone	Canada	$54,805	5	100%	100% 6	Life of Mine	1-Dec-08
Cozamin	Capstone	Mexico	$41,959	5	100%	-	10 years	4-Apr-07
777	Hudbay	Canada	$455,100		100%	100%/50% 7	Life of Mine	8-Aug-12
Barrick			$625,000
Pascua-Lama	Barrick	Chile/Argentina			25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru			100%	-	4 years 8	8-Sep-09
Pierina	Barrick	Peru			100%	-	4 years 8	8-Sep-09
Veladero	Barrick	Argentina			100% 9	-	4 years 8	8-Sep-09
Other			$839,203
Los Filos	Goldcorp	Mexico	$4,463	3	100%	-	25 years	15-Oct-04
Stratoni	Eldorado Gold 10	Greece	$57,500		100%	-	Life of Mine	23-Apr-07
Neves-Corvo	Lundin	Portugal	$35,350	5	100%	-	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$2,451	5	100%	-	50 years	5-Jun-07
Mineral Park	Mercator	United States	$42,000		100%	-	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$79,250		75%	-	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$50,000		25%	-	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$230,000	11	100%	100%	Life of Mine	11-Feb-10
Loma de La Plata	Pan American	Argentina	$43,289	12	12.5%	-	Life of Mine	n/a 13
Constancia	Hudbay	Peru	$294,900	14	100%	-	Life of Mine	8-Aug-12

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
As more fully described in the San Dimas section on page 4 of this MD&A, on August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was part of the Luismin mining operations (“Luismin”), to Primero.  The original cost of Luismin was allocated to San Dimas and Los Filos based on the estimated fair values of these silver interests as at August 6, 2010.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

5)	Comprised of the value allocated to the silver and gold interests upon the Company’s acquisition of Silverstone Resources Corp., which was closed on May 21, 2009 (the “Silverstone Acquisition”).
6)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
7)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

8)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

9)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
10)	95% owned by Eldorado Gold Corporation.
11)
Currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

12)
Comprised of $10.9 million allocated to the silver interest upon the Silverstone Acquisition in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

13)	Definitive terms of the agreement are in the process of being finalized.
14)
Comprised of $44.9 million which was paid on the closing date, with a further payment of $125 million to be made once $500 million in capital expenditures have been incurred at Constancia, and a final payment of $125 million to be made once $1 billion in capital expenditures have been incurred.

SILVER WHEATON 2012 THIRD QUARTER REPORT [3]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

During the three months ended June 30, 2012, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton will receive 50% of the silver produced from San Dimas above such threshold until August 6, 2012.  During the three months ended September 30, 2012, there was approximately 0.5 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.

On October 15, 2012, Primero announced a mine and mill expansion of San Dimas. Primero has elected a staged approach to the full expansion and has approved the expenditure of a total $14.4 million to expand the San Dimas mine and mill from 2,000 tonnes per day currently to 2,500 tonnes per day.  Construction of the mine and mill expansion will begin immediately, with an estimated completion during the first quarter of 2014.  A further plant expansion to 3,000 tonnes per day continues to be assessed and is dependent on future exploration success by Primero.

As of September 30, 2012, the Company has received approximately 49 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of $633 million.  As at December 31, 2011, the San Dimas mine had proven and probable silver reserves of 31.8 million ounces and inferred silver resources of 60.8 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Zinkgruvan

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of September 30, 2012, the Company has received approximately 14 million ounces of silver related to the Zinkgruvan mine under the agreement, generating cumulative operating cash flows of $191 million.  As at June 30, 2011, Zinkgruvan had proven and probable silver reserves of 34.8 million ounces, measured and indicated silver resources of 17.4 million ounces and inferred silver resources of 13.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid 2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, historically the largest buyer of the bulk concentrate produced at the mine.  Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and delaying the eventual complete reduction of this bulk concentrate. In the second quarter of 2011, Glencore began producing separate copper and lead concentrates, replacing the bulk concentrate. During the third quarter of 2012, Glencore established new offtake agreements for the sale of bulk concentrates.  As a result, Glencore has decided to return to the production of bulk concentrates.  As at September 30, 2012, approximately 1.2 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.4 million payable silver equivalent ounces during the three month period ended September 30, 2012. Approximately 0.7 million ounces is attributable to the copper and lead concentrates, while 0.5 million ounces is attributable to the new bulk concentrate.

SILVER WHEATON 2012 THIRD QUARTER REPORT [4]

As of September 30, 2012, the Company has received approximately 17 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of $234 million.  As at June 30, 2011, Yauliyacu had proven and probable silver reserves of 12.4 million ounces, measured and indicated silver resources of 40.3 million ounces and inferred silver resources of 72.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s third quarter 2012 MD&A, the Peñasquito mine achieved record production during the third quarter as higher grades and recoveries partially offset the continued impact of water shortages from lower well field production. The plant achieved throughput of 100,000 tonnes per day during the third quarter, within their previously guided range of 98,000 and 107,000 tonnes per day.  Goldcorp also stated that work continues on the drilling of additional water wells in the current well field and that they have initiated a Water and Tailings Study to optimize potential long term water constraints and tailings operations which is anticipated to be completed during the first half of 2013.

As at September 30, 2012, approximately 1.6 million ounces of cumulative payable silver equivalent ounces have been produced at Peñasquito but not yet delivered to the Company, representing an increase of 0.5 million payable silver equivalent ounces during the three month period ended September 30, 2012.

As of September 30, 2012, the Company has received 12 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of $303 million.  As at December 31, 2011, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 240.1 million ounces, measured and indicated silver resources was 66.4 million ounces and inferred silver resources was 11.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Minto

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.   The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As of September 30, 2012, the Company has received approximately 0.5 million ounces of silver and approximately 74,000 ounces of gold related to the Minto mine under the agreement, generating cumulative operating cash flows of $89 million.  As at December 31, 2011, Minto had proven and probable reserves of 1.8 million ounces of silver and 220,000 ounces of gold, measured and indicated resources of 3.9 million ounces of silver and 380,000 ounces of gold and inferred resources of 0.8 million ounces of silver and 70,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Cozamin

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of September 30, 2012, the Company has received approximately 5 million ounces of silver related to the Cozamin mine under the agreement, generating cumulative operating cash flows of $104 million.  As at December 31, 2011, Cozamin had proven and probable silver reserves of 9.8 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

SILVER WHEATON 2012 THIRD QUARTER REPORT [5]

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines (the “Barrick mines”) until the end of 2013.

Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015.  During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

As per Barrick’s third quarter 2012 MD&A, Barrick made substantial progress at the Pascua-Lama project during the quarter.  Along with construction advancement at site, Barrick strengthened the construction management team and hired Fluor, a global leader in construction of large mining projects and the same firm that successfully managed construction of Barrick’s recently completed Pueblo Viejo mine, to assume overall project management.  Approximately $3.7 billion of the pre-production capital budget of $8.0 to $8.5 billion has been spent to date, with 90% of the required material and equipment for the process plant having been committed.  At the end of the fourth quarter, the ore conveyor tunnel had been advanced to approximately 60% complete.  Initial production from the Pascua-Lama project is now scheduled for the second half of 2014. Previous guidance, announced in July, was for mid 2014.  Delays in the earthworks and underground works for the process plant are the main reason for the shift in schedule to the second half of 2014.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

In November 2010, a federal glacier protection law came into force that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit.  If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which, according to the legislation, could include the suspension or relocation of the activity.  Barrick states in their third quarter 2012 MD&A that their activities do not take place on glaciers, and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas around Veladero and Pascua-Lama. Barrick also states that they have a comprehensive range of measures in place to protect such areas and resources. Further, Barrick believes that the new federal law is unconstitutional, as it seeks to legislate matters that are within the constitutional domain of the provinces. The Province of San Juan, where Veladero and Pascua-Lama are located, previously enacted glacier protection legislation with which Barrick has stated it complies. As a result, Barrick believes they are legally entitled to continue their current activities on the basis of existing approvals. On July 3, 2012, the Supreme Court of Argentina overturned temporary injunctions granted by the Federal Court in San Juan suspending the application of the federal law in the Province and in particular to Veladero and Pascua-Lama. The Supreme Court has not yet ruled on the constitutionality of the law. It is possible that others may attempt to bring legal challenges seeking to restrict Barrick’s activities based on the federal law, including requesting injunctions. Barrick has stated that they will vigorously oppose any such challenges.

As of September 30, 2012, the Company has received approximately 8 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of $188 million.  As at December 31, 2011, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 169.1 million ounces, measured and indicated silver resources was 46.3 million ounces and inferred silver resources was 4.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 40.2 million ounces of proven and probable silver reserves.

1	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON 2012 THIRD QUARTER REPORT [6]

777

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Silver Wheaton made an upfront cash payment of $455.1 million on the closing date of September 28, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at September 30, 2012, approximately 0.7 million ounces of cumulative payable silver equivalent ounces  (0.1 million ounces of silver and 11,100 ounces of gold) have been produced at 777 but not yet delivered to the Company, with the Company having received its first delivery of silver and gold related to the 777 mine on October 3, 2012.  As at December 31, 2011, 777 had proven and probable reserves of 10.9 million ounces of silver and 750,000 ounces of gold and inferred resources of 1.5 million ounces of silver and 70,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

iv.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

v.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd.1 (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

vi.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

vii.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

1
The Company has entered into a non-binding letter of intent with Mercator to amend the Mineral Park silver purchase agreement.  Once signed, Mercator will have the right to exercise an option at any time until August 31, 2014 to defer delivery of up to 50% of the required silver deliveries for one year.  All deferred silver will be delivered in equal installments over 18 months after the one year deferral period.  Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price at the time of the original delivery date until the date of actual delivery, including a 12% annualized interest rate. The amendment will also grant Silver Wheaton a right of first refusal on any future precious metal streams relating to the El Creston project.

SILVER WHEATON 2012 THIRD QUARTER REPORT [7]

viii.
On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized; and

x.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru.  Silver Wheaton will pay Hudbay total cash consideration of $294.9 million, of which $44.9 million was paid on the closing date of September 28, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver delivered.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of $250 million of the upfront cash consideration relating to Constancia.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver from Constancia.

As of September 30, 2012, the Company has received 14 million ounces of silver under these agreements, generating cumulative operating cash flows of $276 million.

As at December 31, 2011, unless otherwise noted1, these silver and gold interests had proven and probable silver reserves of 306.4 million ounces, measured and indicated silver resources of 308.0 million ounces and inferred silver resources of 205.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at September 30, 2012:

	September 30	December 31
(in thousands)	2012	2011
Common shares held	$146,757	$149,039
Warrants held	4,135	2,582
	$150,892	$151,621

1	Mineral reserves and mineral resources are reported as of December 31, 2011, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 30 of this MD&A.

SILVER WHEATON 2012 THIRD QUARTER REPORT [8]

Common Shares Held

	Sep 30 2012	Three Months Ended Sep 30 2012	Nine Months Ended Sep 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$50,026	$12,931	$3,855	$46,171
Revett	18,915	1,591	(5,656)	23,793
Sabina	39,012	16,166	(5,165)	44,177
Other	38,804	11,359	3,906	34,898
	$146,757	$42,047	$(3,060)	$149,039

	Sep 30 2011	Three Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
Bear Creek	$50,560	$(2,398)	$(76,135)	$-
Revett	19,701	(2,883)	(5,135)	-
Sabina	33,110	(38,476)	(32,884)	-
Other	34,976	(7,772)	(15,652)	4,532
	$138,347	$(51,529)	$(129,806)	$4,532

Warrants Held

	Sep 30 2012	Three Months Ended Sep 30 2012	Nine Months Ended Sep 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Fair Value
Revett	$-	$-	$(357)	$741
Other	4,135	1,539	2,294	1,841
	$4,135	$1,539	$1,937	$2,582

SILVER WHEATON 2012 THIRD QUARTER REPORT [9]

	Sep 30 2011	Three Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal
Revett	$553	$(116)	$(243)	$-
Other	1,767	(481)	(3,137)	(16)
	$2,320	$(597)	$(3,380)	$(16)

The Company’s long-term investments in common shares held are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

During the nine months ended September 30, 2012, the Company acquired 244,836 common shares of Revett Minerals Inc. (“Revett”) from the exercise of 244,836 Revett warrants for total consideration of $0.4 million.

During the nine months ended September 30, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation (“Wildcat”) for total consideration of $13.7 million.  In addition, Silver Wheaton sold its investment of 1.8 million common shares of Ventana Gold Corp. (“Ventana”) for proceeds of Cdn$23.5 million ($24.3 million) after the successful acquisition of Ventana by AUX Canada, resulting in a realized gain of $4.5 million.  Both Wildcat and Ventana are reflected as a component of Other long-term investments in common shares held.

During the three months ended September 30, 2012, the value of the Company’s long-term investments in common shares held increased by $42.0 million, primarily attributable to the Company’s investments in Bear Creek Mining Corporation (“Bear Creek”) and Sabina Gold & Silver Corp. (“Sabina”).  As a result of the increase in the fair value of its long-term investments in common shares held, the Company recorded a $2.5 million deferred income tax expense being reflected as a component of other comprehensive income.  In addition, during the three months ended September 30, 2012, the Company recognized deferred income tax assets as a result of the increase in fair value of long-term investments in common shares held, resulting in a $2.5 million deferred income tax recovery being reflected as a component of net earnings.

During the nine months ended September 30, 2012, the value of the Company’s long-term investments in common shares held decreased by $3.1 million.  As a result of the decrease in the fair value of its long-term investments in common shares held during the nine months ended September 30, 2012, the Company recorded a $0.7 million deferred income tax recovery being reflected as a component of other comprehensive income.  In addition, during the nine months ended September 30, 2012, the Company reversed previously recognized deferred income tax assets as a result of the decrease in fair value of long-term investments in common shares held, resulting in a $0.7 million deferred income tax expense being reflected as a component of net earnings.

SILVER WHEATON 2012 THIRD QUARTER REPORT [10]

Summary of Ounces Produced and Sold

	2012			2011				2010
(in thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Silver ounces produced 1
San Dimas 2	1,288	1,227	1,692	1,578	1,251	1,150	1,606	1,586
Zinkgruvan	621	673	642	390	379	414	508	428
Yauliyacu	640	606	550	583	608	674	683	651
Peñasquito	1,940	1,822	1,365	1,633	1,162	1,282	1,207	1,260
Cozamin	370	429	405	433	395	414	325	335
Barrick 3	627	468	667	723	794	741	722	458
Other 4	1,276	1,276	1,288	1,389	1,272	1,153	1,088	1,245
	6,762	6,501	6,609	6,729	5,861	5,828	6,139	5,963
Silver equivalent ounces of gold produced 5
Minto	337	189	107	202	257	261	97	205
777	593	-	-	-	-	-	-	-
Silver equivalent ounces produced	7,692	6,690	6,716	6,931	6,118	6,089	6,236	6,168
Silver ounces sold
San Dimas 2	1,178	1,295	1,701	1,488	1,232	1,149	1,748	1,438
Zinkgruvan	495	580	517	425	319	401	321	421
Yauliyacu	184	1,155	497	655	11	471	120	470
Peñasquito	1,304	1,845	1,189	851	1,382	961	941	1,169
Cozamin	301	395	376	374	335	281	271	411
Barrick 3	528	470	656	755	747	726	680	482
Other 4	796	1,049	992	1,230	770	862	741	1,139
	4,786	6,789	5,928	5,778	4,796	4,851	4,822	5,530
Silver equivalent ounces of gold sold 5
Minto	357	139	198	196	316	227	83	127
777	-	-	-	-	-	-	-	-
Silver equivalent ounces sold	5,143	6,928	6,126	5,974	5,112	5,078	4,905	5,657
Gold / silver ratio 5	51.7	58.7	51.2	51.9	50.4	40.1	33.0	49.7
Cumulative payable silver equivalent ounces produced but not yet delivered 6	5,195	3,212	4,166	4,127	3,805	3,537	3,018	2,275

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

SILVER WHEATON 2012 THIRD QUARTER REPORT [11]

Quarterly Financial Review

	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	4,786	6,789	5,928	5,778	4,796	4,851	4,822	5,530
Average realized silver price 1	$31.16	$29.12	$32.58	$32.09	$36.44	$38.38	$32.00	$26.41
Silver sales (000's)	$149,086	$197,694	$193,162	$185,401	$174,733	$186,191	$154,304	$146,030
Total gold ounces sold	6,905	2,369	3,860	3,777	6,280	5,674	2,524	2,562
Average realized gold price 1	$1,765	$1,568	$1,678	$1,712	$1,666	$1,509	$1,537	$1,384
Gold sales (000's)	$12,187	$3,714	$6,476	$6,466	$10,462	$8,561	$3,879	$3,547
Total silver equivalent ounces sold (000's) 2	5,143	6,928	6,126	5,974	5,112	5,078	4,905	5,657
Average realized silver equivalent price 1, 2	$31.36	$29.07	$32.59	$32.12	$36.23	$38.35	$32.24	$26.44
Total sales (000's)	$161,273	$201,408	$199,638	$191,867	$185,195	$194,752	$158,183	$149,577
Average cash cost, silver 1, 3	$4.04	$4.04	$4.02	$4.01	$3.99	$3.98	$3.98	$3.97
Average cash cost, gold 1, 3	$303	$303	$303	$301	$300	$300	$300	$300
Average cash cost, silver equivalent 1, 2, 3	$4.16	$4.06	$4.08	$4.06	$4.12	$4.14	$4.07	$4.02
Net earnings (000's)	$119,697	$141,414	$147,181	$144,747	$135,040	$148,065	$122,176	$63,899
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	-	-	-	-	-	-	56,832
Adjusted net earnings 4 (000's)	$119,697	$141,414	$147,181	$144,747	$135,040	$148,065	$122,176	$120,731
Earnings per share
Basic	$0.34	$0.40	$0.42	$0.41	$0.38	$0.42	$0.35	$0.18
Diluted	$0.34	$0.40	$0.41	$0.41	$0.38	$0.42	$0.34	$0.18
Adjusted earnings per share 4
Basic	$0.34	$0.40	$0.42	$0.41	$0.38	$0.42	$0.35	$0.35
Diluted	$0.34	$0.40	$0.41	$0.41	$0.38	$0.42	$0.34	$0.34
Cash flow from operations (000's)	$128,651	$172,916	$163,811	$163,714	$167,236	$168,281	$127,196	$124,675
Cash flow from operations per share 5
Basic	$0.36	$0.49	$0.46	$0.46	$0.47	$0.48	$0.36	$0.36
Diluted	$0.36	$0.49	$0.46	$0.46	$0.47	$0.47	$0.36	$0.36
Dividends
Dividends declared (000's)	$35,388	$31,829	$31,829 6	$31,814	$10,603	$10,599	$10,595	$-
Dividends declared per share	$0.10	$0.09	$0.09	$0.09	$0.03	$0.03	$0.03	$-
Total assets (000's)	$3,046,564	$3,056,825	$3,005,839	$2,872,335	$2,760,675	$2,807,346	$2,757,065	$2,635,383
Total liabilities (000's)	$71,076	$212,147	$242,873	$218,118	$229,676	$359,544	$363,131	$373,434
Total shareholders' equity (000's)	$2,975,488	$2,844,678	$2,762,966	$2,654,217	$2,530,999	$2,447,802	$2,393,934	$2,261,949

1)	Expressed as United States dollars per ounce.
2)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

3)	Refer to discussion on non-IFRS measure (ii) on page 19 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 20 of this MD&A.
5)	Refer to discussion on non-IFRS measure (i) on page 18 of this MD&A.
6)	On March 22, 2012, the Company declared dividends of $0.09 per common share for total dividends of $31.8 million, which was paid on April 17, 2012.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver, as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON 2012 THIRD QUARTER REPORT [12]

Results of Operations and Operational Review

The Company currently has ten business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto and 777 mines and corporate operations.

Three Months Ended September 30, 2012
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,288	1,178	$37,565	$31.90	$4.12	$0.79	$31,776	$32,710	$164,227
Zinkgruvan	621	495	15,986	32.30	4.14	1.68	13,107	11,649	54,967
Yauliyacu	640	184	5,378	29.23	4.08	5.02	3,704	2,181	220,799
Peñasquito	1,940	1,304	40,431	30.99	3.99	2.96	31,364	35,226	492,132
Cozamin	370	301	8,902	29.62	4.11	4.05	6,449	7,730	20,780
Barrick 5	627	528	15,752	29.85	3.90	4.34	11,404	13,425	601,187
Other 6	1,276	796	25,072	31.49	3.97	4.06	18,682	20,191	388,934
	6,762	4,786	$149,086	$31.16	$4.04	$2.78	$116,486	$123,112	$1,943,026
Gold
Minto	6,513	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$31,418
777	11,464	-	-	-	-	-	-	-	354,364
	17,977	6,905	$12,187	$1,765	$303	$171	$8,917	$8,930	$385,782
Silver equivalent 7	7,692	5,143	$161,273	$31.36	$4.16	$2.81	$125,403	$132,042	$2,328,808
Corporate
General and administrative							$(6,762)
Other							1,056
Total corporate							$(5,706)	$(3,391)	$717,756
	7,692	5,143	$161,273	$31.36	$4.16	$2.81	$119,697	$128,651	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 19 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2012 THIRD QUARTER REPORT [13]

Three Months Ended September 30, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,251	1,232	$42,567	$34.56	$4.07	$0.71	$36,675	$37,550	$168,583
Zinkgruvan	379	319	12,168	38.15	4.08	1.69	10,326	12,406	58,359
Yauliyacu	608	11	454	41.31	4.02	5.02	355	410	233,299
Peñasquito	1,162	1,382	49,401	35.75	3.96	2.41	40,601	43,929	507,023
Cozamin	395	335	12,270	36.58	4.08	4.62	9,350	11,752	26,844
Barrick 5	794	747	28,681	38.42	3.90	3.60	23,081	25,770	601,410
Other 6	1,272	770	29,192	37.90	3.94	4.60	22,609	26,823	256,419
	5,861	4,796	$174,733	$36.44	$3.99	$2.62	$142,997	$158,640	$1,851,937
Gold
Minto	5,110	6,280	10,462	1,666	300	169	7,515	9,114	34,298
Silver equivalent 7	6,118	5,112	$185,195	$36.23	$4.12	$2.67	$150,512	$167,754	$1,886,235
Corporate
General and administrative							$(6,311)
Other							(9,161)
Total corporate							$(15,472)	$(518)	$874,440
	6,118	5,112	$185,195	$36.23	$4.12	$2.67	$135,040	$167,236	$2,760,675

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 19 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the three months ended September 30, 2012, attributable silver equivalent production was 7.7 million ounces (6.8 million ounces of silver and 18,000 ounces of gold), compared with 6.1 million ounces (5.9 million ounces of silver and 5,100 ounces of gold) for the comparable period in 2011, with the variance being primarily attributable to the following factors:

•	733,000 silver equivalent ounces of production from the recently acquired 777 silver and gold interest, consisting of 139,000 ounces of silver and 11,500 ounces of gold;

•	242,000 ounce (64%) increase related to the Zinkgruvan mine, achieved through higher grade and recovery; and

•	777,000 ounce (67%) increase related to the Peñasquito mine reflecting the ramping up of milling operations.

SILVER WHEATON 2012 THIRD QUARTER REPORT [14]

For the three months ended September 30, 2012, net earnings and cash flow from operations were $119.7 million and $128.7 million, respectively, compared with $135.0 million and $167.2 million for the comparable period in 2011, with the variance in net earnings being primarily attributable to the following factors:

•
$30.3 million increase due to a 26% increase in payable silver equivalent ounces produced during the three months ended September 30, 2012, offset by a $32.1 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily related to the Peñasquito and 777 mines;

•	$26.4 million decrease as a result of a 16% decrease in the average earnings from operations on a per ounce basis, driven primarily by a 13% decrease in the average realized selling price; and

•	$9.8 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($2.9 million increase from a cash flow perspective).

Nine Months Ended September 30, 2012
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,207	4,174	$129,825	$31.11	$4.10	$0.79	$109,409	$112,709	$164,227
Zinkgruvan	1,936	1,592	49,430	31.04	4.14	1.68	40,165	39,187	54,967
Yauliyacu	1,796	1,836	55,432	30.19	4.06	5.02	38,758	47,971	220,799
Peñasquito	5,127	4,338	132,387	30.52	3.99	2.96	102,237	115,078	492,132
Cozamin	1,204	1,072	33,493	31.27	4.10	4.05	24,763	28,270	20,780
Barrick 5	1,762	1,654	51,439	31.11	3.90	4.34	37,814	45,943	601,187
Other 6	3,840	2,837	87,936	30.99	3.96	4.05	65,214	74,910	388,934
	19,872	17,503	$539,942	$30.85	$4.03	$2.92	$418,360	$464,068	$1,943,026
Gold
Minto	11,815	13,134	$22,377	$1,704	$303	$171	$16,157	$17,007	$31,418
777	11,464	-	-	-	-	-	-	-	354,364
	23,279	13,134	$22,377	$1,704	$303	$171	$16,157	$17,007	$385,782
Silver equivalent 7	21,098	18,197	$562,319	$30.90	$4.10	$2.93	$434,517	$481,075	$2,328,808
Corporate
General and administrative							$(21,680)
Other							(4,545)
Total corporate							$(26,225)	$(15,697)	$717,756
	21,098	18,197	$562,319	$30.90	$4.10	$2.93	$408,292	$465,378	$3,046,564

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 19 of this MD&A.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

SILVER WHEATON 2012 THIRD QUARTER REPORT [15]

Nine Months Ended September 30, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	4,007	4,129	$143,736	$34.81	$4.05	$0.71	$124,059	$125,902	$168,583
Zinkgruvan	1,301	1,041	39,437	37.88	4.08	1.69	33,427	35,316	58,359
Yauliyacu	1,965	602	21,641	35.95	4.01	5.02	16,205	19,226	233,299
Peñasquito	3,651	3,284	115,695	35.24	3.93	2.41	94,901	102,808	507,023
Cozamin	1,134	887	31,204	35.14	4.07	4.62	23,487	30,325	26,844
Barrick 5	2,257	2,153	77,781	36.12	3.90	3.58	61,685	67,826	601,410
Other 6	3,513	2,373	85,734	36.13	3.94	4.29	66,209	76,113	256,419
	17,828	14,469	$515,228	$35.61	$3.98	$2.60	$419,973	$457,516	$1,851,937
Gold
Minto	14,545	14,478	22,902	1,582	300	169	16,109	17,926	34,298
Silver equivalent 7	18,443	15,095	$538,130	$35.65	$4.11	$2.65	$436,082	$475,442	$1,886,235
Corporate
General and administrative							$(19,065)
Other							(11,736)
Total corporate							$(30,801)	$(12,729)	$874,440
	18,443	15,095	$538,130	$35.65	$4.11	$2.65	$405,281	$462,713	$2,760,675

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 19 of this MD&A.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For the nine months ended September 30, 2012, attributable silver equivalent production was 21.1 million ounces (19.9 million ounces of silver and 23,300 ounces of gold), compared with 18.4 million ounces (17.8 million ounces of silver and 14,500 ounces of gold) for the comparable period in 2011, with the variance being primarily attributable to the following factors:

•	733,000 silver equivalent ounces of production from the recently acquired 777 silver and gold interest, consisting of 139,000 ounces of silver and 11,500 ounces of gold;

•	635,000 ounce (49%) increase related to the Zinkgruvan mine, achieved through higher grade and recovery; and

•
1.5 million ounce (40%) increase related to the Peñasquito mine reflecting the continued ramping up of milling operations, including the successful commissioning of the high pressure grinding circuit during the three month period ending June 30, 2012; partially offset by

•	495,000 ounce (22%) decrease related to the Barrick mines, resulting primarily from lower grades.

SILVER WHEATON 2012 THIRD QUARTER REPORT [16]

For the nine months ended September 30, 2012, net earnings and cash flow from operations were $408.3 million and $465.4 million, respectively, compared with $405.3 million and $462.7 million for the comparable period in 2011, with the variance in net earnings being primarily attributable to the following factors:

•	$56.3 million increase due to a 14% increase in payable silver equivalent ounces produced during the nine months ended September 30, 2012, primarily attributable to:

i.	$18.6 million increase relating to a 49% increase in payable silver production at Zinkgruvan;

ii.	$39.7 million increase related to a 40% increase in payable silver production at Peñasquito; partially offset by

iii.	$14.1 million decrease related to a 22% decrease in payable silver from the Barrick mines; and

•
$22.4 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to a $37.3 million increase due to Yauliyacu having sold the remainder of the previously produced bulk concentrate as well as more consistent deliveries of the new concentrates being produced; and

•	$4.6 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($3.0 million increase from a cash flow perspective); partially offset by

•	$86.0 million decrease as a result of a 14% decrease in the average earnings from operations on a per ounce basis, driven primarily by a 13% decrease in the average realized selling price.

Corporate Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
General and administrative	$5,241	$4,611	$16,831	$14,296
Equity settled stock based compensation (a non-cash item)	1,521	1,700	4,849	4,769
Total general and administrative	$6,762	$6,311	$21,680	$19,065
Foreign exchange loss (gain)	77	(11)	86	(518)
Other expense (income)	(1,646)	621	(2,152)	3,527
Income tax expense	513	8,551	6,611	8,727
Total corporate costs	$5,706	$15,472	$26,225	$30,801

For the three months ended September 30, 2012, corporate costs decreased by $9.8 million over the comparable period in the previous year, primarily due to the following:

•
A decrease in income tax expense of $8.0 million, primarily due to a deferred income tax expense recorded during the three months ended September 30, 2011 associated with the reversal of previously recognized deferred income tax assets due to the decline in fair value of long-term investments in common shares held;

•
Other income of $1.6 million being recognized during the three months ended September 30, 2012, primarily attributable to a $1.5 million non-cash, fair value gain recorded on the Company’s investments in share purchase warrants.  This compared to a $0.6 million non-cash, fair value loss recorded on warrants in the comparable period of the previous year.

SILVER WHEATON 2012 THIRD QUARTER REPORT [17]

For the nine months ended September 30, 2012, corporate costs decreased by $4.6 million over the comparable period in the previous year, primarily due to the following:

•
A decrease in income tax expense of $2.1 million, primarily due to a deferred income tax expense recorded during the nine months ended September 30, 2011 associated with the reversal of previously recognized deferred income tax assets due to the decline in fair value of long-term investments in common shares held;

•
Other income of $2.2 million being recognized during the nine months ended September 30, 2012, primarily attributable to a $1.9 million non-cash, fair value gain recorded on the Company’s investments in share purchase warrants.  This compared to a $3.4 million non-cash, fair value loss recorded on warrants in the comparable period of the previous year; partially offset by

•
An increase in general and administrative costs of $2.6 million, primarily due to increased professional fees, charitable donations and employee compensation costs, with the latter being primarily attributable to the fair value adjustment on the Company’s performance share units, as more fully described in Note 13.1 to the financial statements.

During the three months ended September 30, 2012, the Company incurred interest costs of $2.4 million (nine months - $7.3 million), of which $2.3 million (nine months - $6.7 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  During the three months ended September 30, 2011, the Company incurred interest costs of $4.6 million (nine months - $13.8 million), of which $4.4 million (nine months - $13.0 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt.  All of the interest costs incurred during the three months and nine months ended September 30, 2012 and 2011 were capitalized in relation to the Barrick silver interest.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; (iii) cash operating margin; and (iv) adjusted net earnings and adjusted net earnings per share.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2012	2011	2012	2011
Cash generated by operating activities	$128,651	$167,236	$465,378	$462,713
Divided by:
Basic weighted average number of shares outstanding	353,927	353,327	353,730	353,165
Diluted weighted average number of shares outstanding	355,928	356,014	355,811	355,935
Equals:
Operating cash flow per share - basic	$0.36	$0.47	$1.32	$1.31
Operating cash flow per share - diluted	$0.36	$0.47	$1.31	$1.30

SILVER WHEATON 2012 THIRD QUARTER REPORT [18]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2012	2011	2012	2011
Cost of sales	$35,870	$34,683	$127,802	$102,048
Less: depletion	(14,464)	(13,647)	(53,261)	(40,065)
Cash cost of sales	$21,406	$21,036	$74,541	$61,983
Cash cost of sales is comprised of:
Total cash cost of silver sold	$19,314	$19,152	$70,562	$57,639
Total cash cost of gold sold	2,092	1,884	3,979	4,344
Total cash cost of sales	$21,406	$21,036	$74,541	$61,983
Divided by:
Total silver ounces sold	4,786	4,796	17,503	14,469
Total gold ounces sold	6,905	6,280	13,134	14,478
Total silver equivalent ounces sold 1	5,143	5,112	18,197	15,095
Equals:
Average cash cost of silver (per ounce)	$4.04	$3.99	$4.03	$3.98
Average cash cost of gold (per ounce)	$303	$300	$303	$300
Average cash cost (per silver equivalent ounce 1)	$4.16	$4.12	$4.10	$4.11

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

SILVER WHEATON 2012 THIRD QUARTER REPORT [19]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per ounce amounts)	2012	2011	2012	2011
Average realized selling price of silver and gold
Sales	$161,273	$185,195	$562,319	$538,130
Divided by - total silver equivalent ounces sold 1	5,143	5,112	18,197	15,095
Equals - average realized price ($'s per silver equivalent ounce 1)	$31.36	$36.23	$30.90	$35.65
Less - average cash cost ($'s per silver equivalent ounce 1)	(4.16)	(4.12)	(4.10)	(4.11)
Cash operating margin per silver equivalent ounce 1	$27.20	$32.11	$26.80	$31.54

1)
Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both silver and gold.

iv.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants, which had an exercise price denominated in Canadian dollars, from net earnings of the Company.  These warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This accounting treatment was applicable to the warrants which expired or were exercised prior to December 22, 2010.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2012 THIRD QUARTER REPORT [20]

Liquidity and Capital Resources

As at September 30, 2012, the Company had cash and cash equivalents of $555.1 million (December 31, 2011 - $840.2 million) and working capital of $526.0 million (December 31, 2011 – $677.3 million).  The Company invests surplus cash in short-term, high credit quality, money market instruments.

In addition to cash on hand, the Company has $400 million available under its revolving bank debt facility as at September 30, 2012, as more fully described in Note 9 to the financial statements.  In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Three Months Ended September 30, 2012

During the three months ended September 30, 2012, the Company generated operating cash flows of $128.7 million compared with $167.2 million during the comparable period of 2011, with the decrease being primarily attributable to a decrease in realized selling prices for silver and gold.

During the three months ended September 30, 2012, the Company had net cash outflows from financing activities of $37.1 million, which was comprised of dividend payments in the amount of $35.4 million and a scheduled principal repayment of $7.1 million relating to the Company’s term loan, partially offset by proceeds in the amount of $5.4 million from share purchase options exercised during the period.  During the three months ended September 30, 2011, the Company had net cash outflows from financing activities of $15.0 million, which was comprised of a $10.6 million dividend payment as well as a scheduled principal repayment of $7.1 million relating to the Company’s term loan, partially offset by proceeds in the amount of $2.8 million from share purchase options exercised during the period.

During the three months ended September 30, 2012, the Company had net cash outflows relating to investing activities of $638.6 million, which was primarily related to the scheduled final upfront payment of $137.5 million to Barrick, in addition to upfront payments to Hudbay totaling $500 million related to the Company’s 777 silver and gold interest and Constancia silver interest.  During the three months ended September 30, 2011, the Company had net cash outflows relating to investing activities of $137.8 million, which was primarily a result of the scheduled upfront payment of $137.5 million to Barrick.

Nine Months Ended September 30, 2012

During the nine months ended September 30, 2012, the Company generated operating cash flows of $465.4 million compared with $462.7 million during the comparable period of 2011.

During the nine months ended September 30, 2012, the Company had net cash outflows from financing activities of $110.9 million, which was comprised of dividend payments of $99.0 million and scheduled principal repayments of $21.4 million relating to the Company’s term loan, partially offset by proceeds in the amount of $9.5 million from share purchase options and share purchase warrants exercised during the period.  During the nine months ended September 30, 2011, the Company had net cash outflows from financing activities of $45.3 million, which was comprised of dividend payments in the amount of $31.8 million as well as scheduled principal repayments of $21.4 million relating to the Company’s term loan, partially offset by proceeds in the amount of $7.9 million from share purchase options and share purchase warrants exercised during the period.

During the nine months ended September 30, 2012, the Company had net cash outflows relating to investing activities of $639.6 million, as discussed above.  During the nine months ended September 30, 2011, the Company had net cash outflows relating to investing activities of $130.4 million, which was primarily related to the scheduled upfront payment of $137.5 million to Barrick and the acquisition, by way of private placement, of 10 million common shares of Wildcat Silver Corporation for total consideration of Cdn$13.0 million ($13.7 million), partially offset by proceeds in the amount of Cdn$23.5 million ($24.3 million) received from the sale of 1.8 million common shares of Ventana Gold Corp.

As at September 30, 2012, the Company has $400 million available under its revolving bank debt facility as more fully described in Note 9 to the financial statements.  In the opinion of management, cash balances, cash flows and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON 2012 THIRD QUARTER REPORT [21]

Contractual Obligations and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.12	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.14	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.99	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.12	n/a	10 years	4-Apr-07
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.13	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2012 THIRD QUARTER REPORT [22]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Obligations
(in thousands)	2012	2013 - 2015	2016 - 2017	After 2017	Sub-Total		Total
Bank debt	$7,140	$50,060	$-	$-	$57,200	$-	$57,200
Interest on bank debt 1	177	607	-	-	784	-	784
Silver interest payments
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	250,000	250,000
Operating leases	126	1,571	605	-	2,302	-	2,302
Total contractual obligations	$7,443	$52,238	$605	$-	$60,286	$512,400	$572,686

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 2, 2012, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

SILVER WHEATON 2012 THIRD QUARTER REPORT [23]

Share Capital

During the three months ended September 30, 2012, the Company received cash proceeds of $5.4 million from the exercise of 307,666 share purchase options at a weighted average exercise price of Cdn$17.16 per option (nine months - $9.5 million from the exercise of 620,899 share purchase options at a weighted average exercise price of Cdn$15.19).  For the comparable period in 2011, the Company received cash proceeds of $2.8 million from the exercise of 199,784 share purchase options at a weighted average exercise price of Cdn$13.69 per option (nine months - $7.8 million from the exercise of 639,673 share purchase options at a weighted average exercise price of Cdn$11.97 per option).

As of November 2, 2012, there were 354,290,852 outstanding common shares, 2,311,695 share purchase options, 130,191 restricted share units and 2,704,340 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at September 30, 2012.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

IFRS 7 – Financial Instruments (amended 2010)

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 – Financial Instruments: Disclosures, which improves the disclosure requirements in relation to transferred financial assets.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

IAS 12 – Income Taxes (amended 2010)

In December 2010, the IASB issued amendments to IAS 12 – Income Taxes, which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 7 – Financial Instruments (amended 2011)

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

SILVER WHEATON 2012 THIRD QUARTER REPORT [24]

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

Subsequent Event

Declaration of Dividend

On November 2, 2012, the Board of Directors declared a dividend in the amount of $0.07 per common share, representing 20% of the cash generated by operating activities during the three months ended September 30, 2012, payable to shareholders of record on November 21, 2012.  This dividend is expected to be distributed on or about December 5, 2012.

SILVER WHEATON 2012 THIRD QUARTER REPORT [25]

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2012.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2012.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended  September 30, 2012 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of September 30, 2012.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2012 THIRD QUARTER REPORT [26]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2011, unless otherwise noted.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)
Mill	156.6	28.9	145.5	129.3	20.2	83.8	285.9	24.9	229.3	53-65%
Heap Leach	8.3	14.4	3.9	23.0	9.4	6.9	31.4	10.7	10.8	24%
San Dimas(10)	-	-	-	3.5	281.5	31.8	3.5	281.5	31.8	94%
Pascua-Lama (25%)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.3	3.2	0.3	37.6	3.2	3.9	40.9	3.2	4.2	22%
Pierina(11)	2.1	19.9	1.3	18.9	10.8	6.6	21.0	11.8	8.0	37%
Veladero(11)	3.7	13.4	1.6	61.3	13.4	26.5	65.0	13.4	28.1	6%
Yauliyacu(12)	1.0	99.6	3.3	2.7	105.9	9.1	3.7	104.2	12.4	85%
777 (13)	4.9	26.8	4.2	7.5	27.9	6.7	12.4	27.4	10.9	63%
Neves-Corvo
Copper	23.2	44.0	32.9	4.5	45.0	6.5	27.7	44.2	39.4	35%
Zinc	19.4	67.0	41.7	3.8	64.0	7.8	23.1	66.5	49.5	23%
Rosemont(14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(14)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.2	103.0	27.2	2.4	60.0	4.7	10.7	93.1	31.9	70%
Copper	2.8	32.0	2.8	0.1	29.0	0.1	2.8	31.9	2.9	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.7	166.7	3.8	0.1	123.4	0.3	0.8	162.6	4.1	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	80%
Cozamin(15)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	81.0	5.2	13.5	231.2	5.4	40.2	312.2	5.3	53.6	5%

Total Silver			396.5			460.8			857.4
GOLD
777 (13)	4.9	1.97	0.31	7.5	1.82	0.44	12.4	1.88	0.75	72%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
Total Gold			0.43			0.53			0.97

SILVER WHEATON 2012 THIRD QUARTER REPORT [27]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)
Mill	34.1	13.1	14.4	128.2	12.4	51.1	162.3	12.6	65.5
Heap Leach	1.0	4.6	0.2	6.2	3.9	0.8	7.2	4.0	0.9
Pascua-Lama (25%)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(12)	0.7	108.5	2.5	6.1	192.4	37.8	6.8	183.5	40.3
Neves-Corvo
Copper	15.4	53.0	26.2	3.4	51.2	5.6	18.8	52.7	31.8
Zinc	42.7	54.3	74.6	14.5	49.5	23.0	57.2	53.1	97.6
Rosemont(14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	0.9	123.4	3.8	3.3	109.5	11.5	4.2	112.6	15.2
Copper	2.7	24.4	2.1	0.1	38.5	0.1	2.8	24.9	2.2
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	2.1	162.1	10.8	4.4	158.0	22.5	6.5	159.3	33.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.3	545.4	4.5	0.3	545.4	4.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	7.9	9.5	2.4	42.7	7.2	9.9	50.6	7.6	12.4

Total Silver			162.9			319.4			482.3
GOLD
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
Total Gold			0.13			0.24			0.38

SILVER WHEATON 2012 THIRD QUARTER REPORT [28]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)
Mill	36.7	8.8	10.4
Heap Leach	14.1	1.7	0.8
San Dimas(10)	5.8	324.0	60.8
Pascua-Lama (25%)	8.1	15.5	4.0
Yauliyacu(12)	13.8	163.5	72.7
777 (13)	1.2	39.2	1.5
Neves-Corvo
Copper	28.5	40.0	36.6
Zinc	33.0	55.0	58.3
Rosemont(14)	163.0	2.1	11.2
Constancia	223.0	1.9	13.4
Mineral Park(14)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.6	69.0	12.4
Copper	0.8	36.0	0.9
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	2.4	117.3	9.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.1	340.1	1.4
Los Filos	158.4	5.9	29.9

TOTAL SILVER			369.5
GOLD
777 (13)	1.2	1.96	0.07
Minto	8.5	0.24	0.07
TOTAL GOLD			0.14

SILVER WHEATON 2012 THIRD QUARTER REPORT [29]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.	Peñasquito – Maryse Belanger, P.Geo. (Vice President, Technical Services, Goldcorp Inc.)

b.
San Dimas – Rodney Webster, MAusIMM, MAIG (Geology Manager, Principal Geologist), Herbert A. Smith, P.Eng (Mining Manager, Principal Mining Engineer) and J. Morton Shannon, P.Geo (Geology Manager, Principal Geologist) all of whom are employees of AMC Mining Consultants (Canada) Ltd.

c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)

d.	777 – Robert Carter, P.Eng. (Director, Technical Services, Hudbay Minerals Inc.)

e.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering), both employees of the Company (the “Company’s QPs”)

f.	All other operations and development projects: the Company’s QPs

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2011 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Resources and Reserves for Yauliyacu, Neves-Corvo and Zinkgruvan are reported as of June 30, 2011.

b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.

c.
Resources for the Constancia and Pampacancha deposits are reported as of November 2, 2011 and April 2, 2012, respectively.  Reserves for both Constancia and Pampacancha deposits are reported as of August 7, 2012.

d.	Resources for Mineral Park are reported as of December 29, 2006.

e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.

f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.

g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.

h.	Resources for Keno Hill’s Lucky Queen and Onek deposits are reported as of June 30, 2011 and Elsa Tailings as of April 22, 2010.

i.	Resources for Loma de La Plata are reported as of May 20, 2009.

7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $20.00 per ounce of silver, unless otherwise noted below:

a.	Pascua-Lama, Lagunas Norte, Veladero, Pierina and 777 – $22.00 per ounce.

b.	Constancia - $23.00 per ounce.

c.	Yauliyacu - $30.00 per ounce.

d.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for the all zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.

e.	Rosemont –$10.00 per ounce.

f.	Mineral Park – $7.50 per ounce.

g.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.

h.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.

i.	Campo Morado - $30.00 per ounce.

j.	Minto – $3.90 per ounce silver and $300 per ounce gold.

9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $24.00 per ounce of silver, unless otherwise noted below:

a.	San Dimas - $25.00 per ounce.

b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce.

SILVER WHEATON 2012 THIRD QUARTER REPORT [30]

c.	777 and Constancia - $22.00 per ounce

d.	Yauliyacu – $30.00 per ounce.

e.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.

f.	Rosemont – 0.2% Cu cut-off.

g.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.

h.	Mineral Park – $7.50 per ounce.

i.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.

j.	Campo Morado – $30.00 per ounce for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.

k.	Loma de La Plata – $12.50 per ounce.

l.	Minto – 0.5% Cu cut-off.

m.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone, $17.00 per ounce for the Elsa Tailings and $18.50 per ounce for the Lucky Queen and Onek deposits.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.
The Company’s attributable tonnage at Pierina was estimated by assuming 2011 production level for the remaining two years.  The Company’s attributable tonnage at Lagunas Norte and Veladero was estimated by assuming 2012 and 2013 processed tonnes based on Barrick’s life of mine (“LOM”) plans.  Tonnes for all three operations were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Barrick’s December 31, 2011 Proven and Probable Mineral Reserves.  Average reserve grades were applied to the Pierina estimates and the average LOM plan grades were applied to Lagunas Norte and Veladero.  LOM plans and December 31, 2011 Mineral Reserves estimates are as published by Barrick.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 purchase agreement provides that Hudbay Minerals Inc. will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until the Constancia project satisfies a completion test, or the end of 2016, whichever is later, after which the gold stream will reduce to 50%.  The gold figures in this table represent 100% of 777 Resources and Reserves.

In reliance upon Section 9.2 of NI 43-101, all technical information in this document regarding 777 was sourced by the Company from the Annual Information Form of Hudbay Minerals Inc. filed by Hudbay on March 13, 2012 on SEDAR at www.sedar.com.  The Company QP’s have approved the disclosure in this document in reliance on such Annual Information Form.

14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

15.
The Company’s attributable tonnage at Cozamin was estimated by assuming Capstone Mining Corp.’s (“Capstone”) 2012 production guidance of 1.1 million tonnes until the end of the Company’s Cozamin silver purchase agreement with Capstone.  Tonnes were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Capstone’s December 31, 2011 published Proven and Probable Mineral Reserves, applying average reserve grades.

16.
The Company has filed a technical report for Yauliyacu, Peñasquito, San Dimas and Pascua-Lama, which are available on SEDAR at www.sedar.com.  Please see footnote 13 for further information regarding 777.

17.
Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON 2012 THIRD QUARTER REPORT [31]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2012 THIRD QUARTER REPORT [32]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2012	2011	2012	2011
Sales	4	$161,273	$185,195	$562,319	$538,130
Cost of sales
Cost of sales, excluding depletion		$21,406	$21,036	$74,541	$61,983
Depletion		14,464	13,647	53,261	40,065
Total cost of sales		$35,870	$34,683	$127,802	$102,048
Earnings from operations		$125,403	$150,512	$434,517	$436,082
Expenses and other income
General and administrative 1	5	$6,762	$6,311	$21,680	$19,065
Foreign exchange loss (gain)		77	(11)	86	(518)
Other expense (income)		(1,646)	621	(2,152)	3,527
		$5,193	$6,921	$19,614	$22,074
Earnings before income taxes		$120,210	$143,591	$414,903	$414,008
Income tax expense	16	(513)	(8,551)	(6,611)	(8,727)
Net earnings		$119,697	$135,040	$408,292	$405,281

Basic earnings per share		$0.34	$0.38	$1.15	$1.15
Diluted earnings per share		$0.34	$0.38	$1.15	$1.14
Weighted average number of shares outstanding
Basic	14	353,927	353,327	353,730	353,165
Diluted	14	355,928	356,014	355,811	355,935
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.		$1,521	$1,700	$4,849	$4,769

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2012	2011	2012	2011
Net earnings		$119,697	$135,040	$408,292	$405,281
Other comprehensive income (loss)
Gain (loss) on long-term investments - common shares held	7	$42,047	$(51,529)	$(3,060)	$(129,806)
Deferred income tax (expense) recovery	16	(2,491)	5,833	713	12,724
Total other comprehensive income (loss)		$39,556	$(45,696)	$(2,347)	$(117,082)
Total comprehensive income		$159,253	$89,344	$405,945	$288,199

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 THIRD QUARTER REPORT [33]

Condensed Interim Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2012	2011
Assets
Current assets
Cash and cash equivalents		$555,056	$840,201
Accounts receivable	6	9,287	3,890
Other		1,229	1,221
Total current assets		$565,572	$845,312
Non-current assets
Silver and gold interests	8	$2,328,808	$1,871,726
Long-term investments	7	150,892	151,621
Deferred income taxes	16	-	2,301
Other		1,292	1,375
Total non-current assets		$2,480,992	$2,027,023
Total assets		$3,046,564	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$10,963	$8,709
Current portion of bank debt	9	28,560	28,560
Current portion of silver interest payments	10	-	130,789
Total current liabilities		$39,523	$168,058
Non-current liabilities
Long-term portion of bank debt	9	$28,640	$50,060
Deferred income taxes	16	2,913	-
Total non-current liabilities		$31,553	$50,060
Total liabilities		$71,076	$218,118
Shareholders' equity
Issued capital	11	$1,807,422	$1,793,772
Reserves	12	23,797	25,422
Retained earnings		1,144,269	835,023
Total shareholders' equity		$2,975,488	$2,654,217
Total liabilities and shareholders' equity		$3,046,564	$2,872,335
Commitments and contingencies	9, 17

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 THIRD QUARTER REPORT [34]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2012	2011	2012	2011
Operating activities
Net earnings		$119,697	$135,040	$408,292	$405,281
Adjustments for
Depreciation and depletion		14,523	13,709	53,440	40,266
Equity settled stock based compensation		1,521	1,700	4,849	4,769
Deferred income tax expense	16	361	8,385	5,927	8,115
(Gain) loss on fair value adjustment of share purchase warrants held	7	(1,539)	597	(1,937)	3,380
Investment income recognized in net earnings		(421)	(253)	(1,090)	(667)
Other		(24)	703	(41)	392
Change in non-cash operating working capital	15	(5,865)	7,113	(5,095)	543
Operating cash flows before interest income		$128,253	$166,994	$464,345	$462,079
Interest received		398	242	1,033	634
Cash generated by operating activities		$128,651	$167,236	$465,378	$462,713
Financing activities
Bank debt repaid	9	$(7,140)	$(7,140)	$(21,420)	$(21,420)
Share purchase warrants exercised		-	-	10	61
Share purchase options exercised		5,425	2,756	9,513	7,818
Dividends paid	11.2	(35,388)	(10,603)	(99,046)	(31,797)
Cash applied to financing activities		$(37,103)	$(14,987)	$(110,943)	$(45,338)
Investing activities
Silver and gold interests		$(638,430)	$(137,506)	$(638,610)	$(140,063)
Silver and gold interests - interest paid		(168)	(249)	(577)	(950)
Acquisition of long-term investments	7	-	-	(395)	(13,674)
Proceeds on disposal of long-term investments	7	-	-	-	24,270
Dividend income received		23	11	57	33
Other		(43)	(15)	(105)	(48)
Cash applied to investing activities		$(638,618)	$(137,759)	$(639,630)	$(130,432)
Effect of exchange rate changes on cash and cash equivalents		$10	$(218)	$50	$43
(Decrease) increase in cash and cash equivalents		$(547,060)	$14,272	$(285,145)	$286,986
Cash and cash equivalents, beginning of period		1,102,116	701,350	840,201	428,636
Cash and cash equivalents, end of period		$555,056	$715,622	$555,056	$715,622

At September 30, 2012, the Company’s cash and cash equivalents consisted of $172.2 million in cash (December 31, 2011 - $119.3 million) and $382.9 million in cash equivalents (December 31, 2011 - $720.9 million).  Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 THIRD QUARTER REPORT [35]

Condensed Interim Consolidated Statements of Shareholders’ Equity

		Reserves
(US dollars in thousands - unaudited)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total	Retained Earnings	Total
At January 1, 2011	$1,782,510	$7,471	$9,853	$1,952	$116,088	$135,364	$344,075	$2,261,949
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$270,241	$270,241
OCI 1	-	-	-	-	(71,386)	(71,386)	-	(71,386)
Total comprehensive income (loss)	$-	$-	$-	$-	$(71,386)	$(71,386)	$270,241	$198,855
Fair value of SBC 1	$-	$-	$1,986	$1,083	$-	$3,069	$-	$3,069
Options 1 exercised	6,391	-	(1,329)	-	-	(1,329)	-	5,062
RSUs 1 released	1,097	-	-	(1,097)	-	(1,097)	-	-
Warrants 1 exercised	70	(9)	-	-	-	(9)	-	61
Realized gain on disposal of LTI's 1	-	-	-	-	(4,532)	(4,532)	4,532	-
Dividends (Note 11.2)	-	-	-	-	-	-	(21,194)	(21,194)
At June 30, 2011	$1,790,068	$7,462	$10,510	$1,938	$40,170	$60,080	$597,654	$2,447,802
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$135,040	$135,040
OCI 1	-	-	-	-	(45,696)	(45,696)	-	(45,696)
Total comprehensive income (loss)	$-	$-	$-	$-	$(45,696)	$(45,696)	$135,040	$89,344
Fair value of SBC 1	$-	$-	$1,413	$287	$-	$1,700	$-	$1,700
Options 1 exercised	3,633	-	(877)	-	-	(877)	-	2,756
Dividends (Note 11.2)	-	-	-	-	-	-	(10,603)	(10,603)
At September 30, 2011	$1,793,701	$7,462	$11,046	$2,225	$(5,526)	$15,207	$722,091	$2,530,999
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$144,747	$144,747
OCI 1	-	-	-	-	8,667	8,667	-	8,667
Total comprehensive income (loss)	$-	$-	$-	$-	$8,667	$8,667	$144,747	$153,414
Fair value of SBC 1	$-	$-	$1,275	$285	$-	$1,560	$-	$1,560
Options 1 exercised	28	-	(7)	-	-	(7)	-	21
Warrants 1 exercised	43	(5)	-	-	-	(5)	-	38
Dividends (Note 11.2)	-	-	-	-	-	-	(31,815)	(31,815)
At December 31, 2011	$1,793,772	$7,457	$12,314	$2,510	$3,141	$25,422	$835,023	$2,654,217
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$288,595	$288,595
OCI 1	-	-	-	-	(41,902)	(41,902)	-	(41,902)
Total comprehensive income (loss)	$-	$-	$-	$-	$(41,902)	$(41,902)	$288,595	$246,693
Fair value of SBC 1	$-	$-	$2,512	$816	$-	$3,328	$-	$3,328
Options 1 exercised	5,412	-	(1,324)	-	-	(1,324)	-	4,088
RSUs 1 released	1,143	-	-	(1,143)	-	(1,143)	-	-
Warrants 1 exercised	11	(1)	-	-	-	(1)	-	10
Dividends (Note 11.2)	-	-	-	-	-	-	(63,658)	(63,658)
At June 30, 2012	$1,800,338	$7,456	$13,502	$2,183	$(38,761)	$(15,620)	$1,059,960	$2,844,678
Total comprehensive income
Net earnings	$-	$-	$-	$-	$-	$-	$119,697	$119,697
OCI 1	-	-	-	-	39,555	39,555	-	39,555
Total comprehensive income (loss)	$-	$-	$-	$-	$39,555	$39,555	$119,697	$159,252
Fair value of SBC 1	$-	$-	$1,314	$207	$-	$1,521	$-	$1,521
Options 1 exercised	7,041	-	(1,616)	-	-	(1,616)	-	5,425
RSUs 1 released	43	-	-	(43)	-	(43)	-	-
Dividends (Note 11.2)	-	-	-	-	-	-	(35,388)	(35,388)
At September 30, 2012	$1,807,422	$7,456	$13,200	$2,347	$794	$23,797	$1,144,269	$2,975,488

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “LTI’s” = Long-Term Investments in Common Shares Held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2012 THIRD QUARTER REPORT [36]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver.  The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.  In addition, the Company has share purchase warrants that trade on the TSX under the symbol SLW.WT.U.

The Company has entered into 15 long-term silver purchase agreements and three long-term precious metal purchase agreements, relating to 21 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price.  During the three months ended September 30, 2012, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.04 and $303, respectively.  The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

The unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on November 2, 2012.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2012 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Changes in Accounting Policies

Accounting Policies Implemented Effective January 1, 2012

IFRS 7 – Financial Instruments (amended 2010)

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures which improves the disclosure requirements in relation to transferred financial assets.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

SILVER WHEATON 2012 THIRD QUARTER REPORT [37]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

IAS 12 – Income Taxes (amended 2010)

In December 2010, the IASB issued amendments to IAS 12 – Income Taxes which provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes.  This amendment is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2012.  The adoption of this amended standard did not result in a material impact on the Company’s consolidated financial statements.

2.3.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after July 1, 2012:

•	IAS 1 - Presentation of Financial Statements (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2013:

•	IFRS 7 – Financial Instruments (amended 2011)

•	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

•	IFRS 11 - Joint Arrangements (“IFRS 11”)

•	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”)

•	IFRS 13 - Fair Value Measurement

•	IAS 19 – Employee Benefits (amended 2011)

•	IAS 27 - Separate Financial Statements (amended 2011) (“IAS 27”)

•	IAS 28 - Investments in Associates (amended 2011) (“IAS 28”)

•	IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

Standards required to be applied for periods beginning on or after January 1, 2014:

•	IAS 32 – Financial Instruments: Presentation (amended 2011)

Standards required to be applied for periods beginning on or after January 1, 2015:

•	IFRS 9 (2010) – Financial Instruments (amended 2010)

The Company has early adopted IFRS 9 (2009) – Financial Instruments.  Early adoption of the above standards is permitted, however, IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28 must be initially applied concurrently.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

SILVER WHEATON 2012 THIRD QUARTER REPORT [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $2.3 billion at September 30, 2012.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has silver or precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are depleted on a unit-of-sale basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s silver and gold interests.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each silver and gold interest each reporting period to determine whether any indication of impairment exists. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 12.2, 12.3 and 13.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 4, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

SILVER WHEATON 2012 THIRD QUARTER REPORT [39]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Critical Accounting Judgments

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Estimates of future taxable income are based on forecasted cash flows.

4.	Revenue

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Sales
Silver bullion sales
Silver credit sales	$112,467	$137,694	$421,001	$405,585
Concentrate sales	36,619	37,039	118,941	109,643
	$149,086	$174,733	$539,942	$515,228
Gold bullion sales
Gold credit sales	$-	$-	$-	$-
Concentrate sales	12,187	10,462	22,377	22,902
	$12,187	$10,462	$22,377	$22,902
Total sales revenue	$161,273	$185,195	$562,319	$538,130

Silver and Gold Credit Sales

Under certain silver and precious metal purchase agreements, silver and/or gold is acquired from the counterparty in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at September 30, 2012 or September 30, 2011.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

SILVER WHEATON 2012 THIRD QUARTER REPORT [40]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Concentrate Sales

Under certain silver and precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.
Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

5.	General and Administrative

		Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	Note	2012	2011	2012	2011
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,280	$1,836	$6,510	$6,216
PSUs	13.1	831	157	1,213	342
Total salaries and benefits		$3,111	$1,993	$7,723	$6,558
Depreciation		59	61	179	202
Charitable donations		29	461	1,207	786
Professional fees		336	546	2,140	1,703
Other		1,706	1,550	5,582	5,047
		$5,241	$4,611	$16,831	$14,296
Equity settled stock based compensation (a non-cash expense)		1,521	1,700	4,849	4,769
Total general and administrative		$6,762	$6,311	$21,680	$19,065

SILVER WHEATON 2012 THIRD QUARTER REPORT [41]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

6.	Accounts Receivable

	September 30	December 31
(in thousands)	2012	2011
Trade receivables from provisional concentrate sales, net of fair value adjustment	$8,955	$3,494
Other receivables	332	396
Total accounts receivable	$9,287	$3,890

Trade Receivables From Provisional Concentrate Sales, Net of Fair Value Adjustment

As discussed in Note 4, under certain silver and precious metal purchase agreements, silver and/or gold is acquired from the counterparty in concentrate form, which is then sold under the terms of concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future Quotational Period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  The contracts, in general, provide for a provisional payment of 90% of the estimated value of the silver and/or gold sold under the concentrate sales contract based upon provisional assays and quoted silver and gold prices, with the 10% holdback being payable upon final settlement, which is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  This 10% holdback is reflected as a component of Accounts Receivable in the Company’s condensed consolidated interim balance sheet.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At September 30, 2012, the Company had outstanding provisionally priced sales of $16.6 million (December 31, 2011 - $3.6 million) where the quotational period pricing was estimated based on the forward price for silver or gold, consisting of 0.3 million ounces of silver (December 31, 2011 – 0.1 million ounces of silver) and 3,200 ounces of gold (December 31, 2011 – Nil ounces of gold), which had a fair value loss adjustment of approximately $0.9 million (December 31, 2011 - $0.3 million gain) associated with the embedded derivative. For each one cent per ounce increase or decrease in realized silver price, revenue would increase or decrease by approximately $3,400 (December 31, 2011 - $1,200) and for each $1 per ounce increase or decrease in the realized price of gold, revenue would increase or decrease by approximately $3,200 (December 31, 2011 - $Nil).

7.	Long-Term Investments

	September 30	December 31
(in thousands)	2012	2011
Common shares held	$146,757	$149,039
Warrants held	4,135	2,582
	$150,892	$151,621

SILVER WHEATON 2012 THIRD QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Common Shares Held

	Sep 30 2012	Three Months Ended Sep 30 2012	Nine Months Ended Sep 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Fair Value
Bear Creek	$50,026	$12,931	$3,855	$46,171
Revett	18,915	1,591	(5,656)	23,793
Sabina	39,012	16,166	(5,165)	44,177
Other	38,804	11,359	3,906	34,898
	$146,757	$42,047	$(3,060)	$149,039

	Sep 30 2011	Three Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Gain on Disposal
Bear Creek	$50,560	$(2,398)	$(76,135)	$-
Revett	19,701	(2,883)	(5,135)	-
Sabina	33,110	(38,476)	(32,884)	-
Other	34,976	(7,772)	(15,652)	4,532
	$138,347	$(51,529)	$(129,806)	$4,532

Warrants Held

	Sep 30 2012	Three Months Ended Sep 30 2012	Nine Months Ended Sep 30 2012	Dec 31 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Fair Value
Revett	$-	$-	$(357)	$741
Other	4,135	1,539	2,294	1,841
	$4,135	$1,539	$1,937	$2,582

SILVER WHEATON 2012 THIRD QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

	Sep 30 2011	Three Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011	Nine Months Ended Sep 30 2011
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in Net Earnings		Realized Loss on Disposal
Revett	$553	$(116)	$(243)	$-
Other	1,767	(481)	(3,137)	(16)
	$2,320	$(597)	$(3,380)	$(16)

The Company’s long-term investments in common shares held are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares held as financial assets with fair value adjustments being recorded as a component of other comprehensive income (“OCI”) as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.

While long-term investments in warrants held are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that are not listed on a stock exchange have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the nine months ended September 30, 2012, the Company acquired 244,836 common shares of Revett Minerals Inc. (“Revett”) from the exercise of 244,836 Revett warrants for total consideration of $0.4 million.

During the nine months ended September 30, 2011, the Company acquired, by way of private placement, 10 million common shares of Wildcat Silver Corporation (“Wildcat”) for total consideration of $13.7 million.  In addition, Silver Wheaton sold its investment of 1.8 million common shares of Ventana Gold Corp. (“Ventana”) for proceeds of Cdn$23.5 million ($24.3 million) after the successful acquisition of Ventana by AUX Canada, resulting in a realized gain of $4.5 million.  Both Wildcat and Ventana are reflected as a component of Other long-term investments in common shares held.

During the three months ended September 30, 2012, the value of the Company’s long-term investments in common shares held increased by $42.0 million, primarily attributable to the Company’s investments in Bear Creek Mining Corporation (“Bear Creek”) and Sabina Gold & Silver Corp. (“Sabina”).  As a result of the increase in the fair value of its long-term investments in common shares held, the Company recorded a $2.5 million deferred income tax expense being reflected as a component of other comprehensive income.  In addition, during the three months ended September 30, 2012, the Company recognized deferred income tax assets as a result of the increase in fair value of long-term investments in common shares held, resulting in a $2.5 million deferred income tax recovery being reflected as a component of net earnings.

During the nine months ended September 30, 2012, the value of the Company’s long-term investments in common shares held decreased by $3.1 million.  As a result of the decrease in the fair value of its long-term investments in common shares held during the nine months ended September 30, 2012, the Company recorded a $0.7 million deferred income tax recovery being reflected as a component of other comprehensive income.  In addition, during the nine months ended September 30, 2012, the Company reversed previously recognized deferred income tax assets as a result of the decrease in fair value of long-term investments in common shares held, resulting in a $0.7 million deferred income tax expense being reflected as a component of net earnings.

SILVER WHEATON 2012 THIRD QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

8.	Silver and Gold Interests

September 30, 2012
Cost				Accumulated Depletion			Carrying Amount - Sep 30, 2012
(in thousands)	Balance - Jan 1, 2012	Additions	Balance - Sep 30, 2012	Balance - Jan 1, 2012	Depletion	Balance - Sep 30, 2012
Silver interests
San Dimas	$190,331	$-	$190,331	$(22,804)	$(3,300)	$(26,104)	$164,227
Zinkgruvan	77,919	-	77,919	(20,280)	(2,672)	(22,952)	54,967
Yauliyacu	285,292	-	285,292	(55,280)	(9,213)	(64,493)	220,799
Peñasquito	524,626	-	524,626	(19,653)	(12,841)	(32,494)	492,132
Cozamin	41,959	-	41,959	(16,844)	(4,335)	(21,179)	20,780
Barrick 1	623,809	7,279	631,088	(22,724)	(7,177)	(29,901)	601,187
Other 2	294,367	148,700	443,067	(42,651)	(11,482)	(54,133)	388,934
	$2,038,303	$155,979	$2,194,282	$(200,236)	$(51,020)	$(251,256)	$1,943,026
Gold interests
Minto	$47,774	$-	$47,774	$(14,115)	$(2,241)	$(16,356)	$31,418
777	-	354,364	354,364	$-	-	-	354,364
	$47,774	$354,364	$402,138	$(14,115)	$(2,241)	$(16,356)	$385,782
	$2,086,077	$510,343	$2,596,420	$(214,351)	$(53,261)	$(267,612)	$2,328,808

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

December 31, 2011
Cost				Accumulated Depletion			Carrying Amount - Dec 31, 2011
(in thousands)	Balance - Jan 1, 2011	Additions	Balance - Dec 31, 2011	Balance - Jan 1, 2011	Depletion	Balance - Dec 31, 2011
Silver interests
San Dimas	$190,331	$-	$190,331	$(18,807)	$(3,997)	$(22,804)	$167,527
Zinkgruvan	77,919	-	77,919	(17,797)	(2,483)	(20,280)	57,639
Yauliyacu	285,292	-	285,292	(48,972)	(6,308)	(55,280)	230,012
Peñasquito	524,626	-	524,626	(9,696)	(9,957)	(19,653)	504,973
Cozamin	41,959	-	41,959	(11,010)	(5,834)	(16,844)	25,115
Barrick 1	607,612	16,197	623,809	(12,305)	(10,419)	(22,724)	601,085
Other 2	294,258	109	294,367	(27,280)	(15,371)	(42,651)	251,716
	$2,021,997	$16,306	$2,038,303	$(145,867)	$(54,369)	$(200,236)	$1,838,067
Gold interests
Minto	$47,774	$-	$47,774	$(11,027)	$(3,088)	$(14,115)	$33,659
	$2,069,771	$16,306	$2,086,077	$(156,894)	$(57,457)	$(214,351)	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests and the Rosemont silver and gold interest.

SILVER WHEATON 2012 THIRD QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2012			December 31, 2011
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$23,419	$140,808	$164,227	$41,719	$125,808	$167,527
Zinkgruvan	35,321	19,646	54,967	37,118	20,521	57,639
Yauliyacu	30,227	190,572	220,799	38,368	191,644	230,012
Peñasquito	385,005	107,127	492,132	411,124	93,849	504,973
Cozamin	20,780	-	20,780	25,115	-	25,115
Barrick 1, 2	17,008	584,179	601,187	24,185	576,900	601,085
Other 3	176,314	212,620	388,934	104,705	147,011	251,716
	$688,074	$1,254,952	$1,943,026	$682,334	$1,155,733	$1,838,067
Gold interests
Minto	$23,113	$8,305	$31,418	$25,354	$8,305	$33,659
777	302,978	51,386	354,364	-	-	-
	$326,091	$59,691	$385,782	$25,354	$8,305	$33,659
	$1,014,165	$1,314,643	$2,328,808	$707,688	$1,164,038	$1,871,726

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)
Comprised of the Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata and Constancia silver interests and the Rosemont silver and gold interest.

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Silver Wheaton made an upfront cash payment of $455.1 million on the closing date of September 28, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.

SILVER WHEATON 2012 THIRD QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase Price

Silver Interest 1
Cash	$102,041
Acquisition costs	377
$102,418
Gold Interest
Cash	$353,059
Acquisition costs	1,305
$354,364

$456,782

1)	The cost of the 777 silver interest is included under Other silver interests.

Constancia

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project in Peru.  Silver Wheaton will pay Hudbay total cash consideration of $294.9 million, of which $44.9 million was paid on the closing date of September 28, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver delivered.

If the Constancia processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of $250 million of the upfront cash consideration relating to Constancia.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver from Constancia.

9.	Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”), of which $57.2 million was outstanding as at September 30, 2012, and a $400 million revolving term loan (the “Revolving Loan”), which was undrawn as at September 30, 2012.  The Term Loan and the Revolving Loan both mature on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest).  Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter.  The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio.  Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1 (1.50:1 in order to be eligible to pay dividends), a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter.  Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

SILVER WHEATON 2012 THIRD QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

During the three and nine months ended September 30, 2012, the Company repaid $7.1 million and $21.4 million, respectively, (three and nine months ended September 30, 2011 - $7.1 million and $21.4 million) of the balance outstanding on the Term Loan.

The Company is in compliance with the debt covenants described above.

	September 30, 2012
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	28,640	-	28,640
	$57,200	$-	$57,200

Three months:
Interest capitalized during the period	$168	$-	$168
Effective interest rate	1.12%	n/a	1.12%
Nine months:
Interest capitalized during the period	$567	$-	$567
Effective interest rate	1.13%	n/a	1.13%

	December 31, 2011
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	50,060	-	50,060
	$78,620	$-	$78,620

Interest capitalized during the year	$1,044	$-	$1,044
Effective interest rate	1.13%	n/a	1.13%

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

SILVER WHEATON 2012 THIRD QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2012	$7,140	$-	$7,140
2013	28,560	-	28,560
2014	21,500	-	21,500
	$57,200	$-	$57,200

10.	Silver Interest Payments

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  The total upfront cash payments of $625 million were payable in installments, with the final payment of $137.5 million having been made in September 2012.  The financial liability relating to the future payments were discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into.  The silver interest payments previously due were reported at amortized cost using the effective interest method.  Total interest costs of $51 million accreted over the term of this obligation and were capitalized to the cost of the Barrick silver interest.  Of the total interest costs accreted to the Barrick silver interest, $2.3 million and $6.7 million were capitalized during the three and nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – $4.4 million and $13.0 million).

11.	Issued Capital

	Note	September 30	December 31
(US dollars in thousands)		2012	2011
Issued capital
Share capital issued and outstanding: 354,181,719 common shares (December 31, 2011: 353,499,816 common shares)	11.1	$1,807,422	$1,793,772

11.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at September 30, 2012, the Company had no preference shares outstanding.

SILVER WHEATON 2012 THIRD QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2011 to September 30, 2012 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2011	352,785,382
Share purchase options exercised	439,889	Cdn$11.19
Share purchase warrants exercised	3,074	US$20.00
Restricted share units released	67,293	$0.00
At June 30, 2011	353,295,638
Share purchase options exercised	199,784	Cdn$13.69
At September 30, 2011	353,495,422
Share purchase options exercised	2,500	Cdn$9.08
Share purchase warrants exercised	1,894	US$20.00
At December 31, 2011	353,499,816
Share purchase options exercised	313,233	Cdn$13.26
Share purchase warrants exercised	497	US$20.00
Restricted share units released	57,774	$0.00
At June 30, 2012	353,871,320
Share purchase options exercised	307,666	Cdn$17.16
Restricted share units released	2,733	$0.00
At September 30, 2012	354,181,719

11.2.	Dividends Declared

During the three months ended September 30, 2012, the Company announced that its Board of Directors declared and paid to its shareholders dividends in the amount of $0.10 per common share for total dividends of $35.4 million (nine months - $0.28 per common share for total dividends of $99.0 million).  For the comparable period in 2011, the Company declared and paid to its shareholders dividends in the amount of $0.03 per common share, for total dividends of $10.6 million (nine months - $0.09 per common share for total dividends of $31.8 million).

12.	Reserves

	Note	September 30	December 31
(US dollars in thousands)		2012	2011
Reserves
Share purchase warrants	12.1	$7,456	$7,457
Share purchase options	12.2	13,200	12,314
Restricted share units	12.3	2,347	2,510
Long-term investment revaluation reserve, net of tax	12.4	794	3,141
Total reserves		$23,797	$25,422

SILVER WHEATON 2012 THIRD QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

12.1.	Share Purchase Warrants

A continuity schedule of the Company’s US dollar denominated share purchase warrants (“warrants”) from January 1, 2011 to September 30, 2012 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2011	2,718,205	$20.00	1.00	$7,471
Exercised	(3,074)	20.00	1.00	(9)
At June 30, 2011	2,715,131	$20.00	1.00	$7,462
Exercised	-	-	-	-
At September 30, 2011	2,715,131	$20.00	1.00	$7,462
Exercised	(1,894)	20.00	1.00	(5)
At December 31, 2011	2,713,237	$20.00	1.00	$7,457
Exercised	(497)	20.00	1.00	(1)
At June 30, 2012	2,712,740	$20.00	1.00	$7,456
Exercised	-	-	-	-
At September 30, 2012	2,712,740	$20.00	1.00	$7,456

The warrants, which expire on September 5, 2013, trade on the TSX under the symbol SLW.WT.U.  Each warrant entitles the holder the right to purchase one of the Company’s common shares.

12.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

SILVER WHEATON 2012 THIRD QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$28.51	-	Cdn$32.13	Cdn$38.94
Expected dividend yield	1.46%	-	1.20%	0.30%
Expected volatility	45%	-	45%	48%
Risk-free interest rate	1.02%	-	1.20%	1.82%
Estimated forfeiture rate	0.0%	-	0.0%	0.0%
Expected option life, in years	2.5	-	2.5	2.5
Weighted average fair value per option granted	Cdn$7.49	-	Cdn$8.62	Cdn$11.99

A continuity schedule of the Company’s share purchase options reserve from January 1, 2011 to September 30, 2012 is presented below:

(US dollars in thousands)	Share Purchase Options Reserve
At January 1, 2011	$9,853
Amortization of fair value of share purchase options issued	1,986
Stock options exercised	(1,329)
At June 30, 2011	$10,510
Amortization of fair value of share purchase options issued	1,413
Stock options exercised	(877)
At September 30, 2011	$11,046
Amortization of fair value of share purchase options issued	1,275
Stock options exercised	(7)
At December 31, 2011	$12,314
Amortization of fair value of share purchase options issued	2,512
Stock options exercised	(1,324)
At June 30, 2012	$13,502
Amortization of fair value of share purchase options issued	1,314
Stock options exercised	(1,616)
At September 30, 2012	$13,200

During the three months ended September 30, 2012, the Company issued 95,000 share purchase options with a weighted average exercise price of Cdn$28.51 and a fair value of $0.7 million or Cdn$7.49 per option (nine months - 571,000 share purchase options with a weighted average exercise price of Cdn$32.13 per option and a fair value of $4.9 million or Cdn$8.62 per option).  For the same period in 2011, no share purchase options were issued by the Company (nine months – 518,500 share purchase options with a weighted average exercise price of Cdn$38.94 per option and a fair value of $6.3 million or Cdn$11.99 per option).

Equity settled stock based compensation expense during the three months ended September 30, 2012 included $1.3 million (nine months - $3.8 million) of amortization of the fair value of the share purchase options issued, compared to $1.4 million (nine months - $3.4 million) during the comparable period in 2011.

At September 30, 2012, there were 2,412,428 share purchase options outstanding with a weighted average exercise price of Cdn$23.44 per option.  For the comparable period in 2011, there were 2,456,127 share purchase options outstanding with a weighted average exercise price of Cdn$19.54 per option.

SILVER WHEATON 2012 THIRD QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2011 to September 30, 2012 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2011	2,603,822	$13.91
Granted (fair value - $6.3 million or Cdn$11.99 per option)	518,500	38.94
Exercised	(439,889)	11.19
Forfeited	(26,522)	25.23
At June 30, 2011	2,655,911	$19.11
Exercised	(199,784)	13.69
At September 30, 2011	2,456,127	$19.54
Granted (fair value - $0.8 million or Cdn$7.85 per option)	107,500	29.78
Exercised	(2,500)	9.08
At December 31, 2011	2,561,127	$19.60
Granted (fair value - $4.2 million or Cdn$8.85 per option)	476,000	32.85
Exercised	(313,233)	13.26
Forfeited	(32,500)	36.75
At June 30, 2012	2,691,394	$22.84
Granted (fair value - $0.7 million or Cdn$7.49 per option)	95,000	28.51
Exercised	(307,666)	17.16
Forfeited	(66,300)	35.27
At September 30, 2012	2,412,428	$23.44

As it relates to share purchase options, during the three months ended September 30, 2012, the weighted average share price at the time of exercise was Cdn$37.87 per share (nine months - Cdn$33.58 per share), as compared to Cdn$40.77 per share (nine months - Cdn$41.38 per share) during the comparable period in 2011.

12.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2012 THIRD QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2011 to September 30, 2012 is presented below:

(US dollars in thousands)	Restricted Share Units Reserve
At January 1, 2011	$1,952
Amortization of fair value of RSUs issued	1,083
Restricted share units released	(1,097)
At June 30, 2011	$1,938
Amortization of fair value of RSUs issued	287
At September 30, 2011	$2,225
Amortization of fair value of RSUs issued	285
At December 31, 2011	$2,510
Amortization of fair value of RSUs issued	816
Restricted share units released	(1,143)
At June 30, 2012	$2,183
Amortization of fair value of RSUs issued	207
Restricted share units released	(43)
At September 30, 2012	$2,347

During the nine months ended September 30, 2012, the Company issued 33,500 RSUs with a fair value of $1.1 million or Cdn$33.71 per RSU (nine months ended September 30, 2011 – 33,500 RSUs with a fair value of $1.5 million or Cdn$43.74 per RSU), with all of these RSUs being issued during the three months ended March 31, 2012.

Equity settled stock based compensation expense during the three months ended September 30, 2012 included $0.2 million (nine months - $1.0 million) relating to the amortization of the fair value of RSUs issued, compared with $0.3 million (nine months - $1.4 million) for the comparable period in 2011.

At September 30, 2012, there were 130,191 RSUs outstanding.  For the comparable period in 2011, there were 157,198 RSUs outstanding.

12.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 7) are not “held for trading”.  Instead, they are held for long-term strategic purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of other comprehensive income as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$ / US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2012 THIRD QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2011 to September 30, 2012 is presented below:

Change in Fair Value due to:
(US dollars in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2011	$106,795	$23,715	$(14,422)	$116,088
Unrealized gain (loss) on LTI's 1	(86,225)	7,948	-	(78,277)
Deferred income tax recovery	-	-	6,891	6,891
Realized gain on disposal of LTI's 1	(2,695)	(1,837)	-	(4,532)
At June 30, 2011	$17,875	$29,826	$(7,531)	$40,170
Unrealized loss on LTI's 1	(40,362)	(11,167)	-	(51,529)
Deferred income tax recovery	-	-	5,833	5,833
At September 30, 2011	$(22,487)	$18,659	$(1,698)	$(5,526)
Unrealized gain on LTI's 1	7,625	3,067		10,692
Deferred income tax expense	-	-	(2,025)	(2,025)
At December 31, 2011	$(14,862)	$21,726	$(3,723)	$3,141
Unrealized gain (loss) on LTI's 1	(46,285)	1,179	-	(45,106)
Deferred income tax recovery	-	-	3,204	3,204
At June 30, 2012	$(61,147)	$22,905	$(519)	$(38,761)
Unrealized gain on LTI's 1	37,944	4,102	-	42,046
Deferred income tax expense	-	-	(2,491)	(2,491)
At September 30, 2012	$(23,203)	$27,007	$(3,010)	$794

1)	LTI’s refers to long-term investments in common shares held

13.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 12.2), restricted share units (Note 12.3) and performance share units (Note 13.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

13.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted on a quarterly basis to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended September 30, 2012, the Company issued 4,000 PSUs (nine months - 76,700 PSUs).  For the comparable period of 2011, no PSUs were issued by the Company (nine months - 62,800 PSUs).

SILVER WHEATON 2012 THIRD QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2011 to September 30, 2012 is presented below:

Number of PSUs outstanding
At January 1, 2011	-
Granted	62,800
Forfeited	(21,115)
Dividend equivalent participation	74
At June 30, 2011	41,759
Dividend equivalent participation	42
At September 30, 2011	41,801
Dividend equivalent participation	112
At December 31, 2011	41,913
Granted	72,700
Forfeited	(2,513)
Dividend equivalent participation	676
At June 30, 2012	112,776
Granted	4,000
Forfeited	(8,261)
Dividend equivalent participation	284
At September 30, 2012	108,799

14.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Basic weighted average number of shares outstanding	353,927	353,327	353,730	353,165
Effect of dilutive securities
Share purchase options	870	1,296	952	1,382
Share purchase warrants	999	1,234	987	1,224
Restricted share units	132	157	142	164
Diluted weighted average number of shares outstanding	355,928	356,014	355,811	355,935

SILVER WHEATON 2012 THIRD QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

The following table lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$31.65 (nine months - Cdn$31.44), compared to Cdn$36.66 (nine months – Cdn$36.40) for the comparable period in 2011.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Share purchase options	792	326	792	326
Share purchase warrants	-	-	-	-
Total	792	326	792	326

15.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Change in non-cash working capital
Accounts receivable	$(3,360)	$(3,339)	$(5,397)	$(4,655)
Accounts payable and accrued liabilities	(3,511)	10,372	310	5,587
Other	1,006	80	(8)	(389)
Total change in non-cash working capital	$(5,865)	$7,113	$(5,095)	$543

16.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Current income tax expense related to foreign jurisdictions	$152	$166	$684	$611
Deferred income tax expense	361	8,385	5,927	8,116
Income tax expense recognized in net earnings	$513	$8,551	$6,611	$8,727

SILVER WHEATON 2012 THIRD QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Income tax recognized in other comprehensive income is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Deferred income tax expense (recovery) related to the gains (losses) on long-term investments - common shares held	$2,491	$(5,833)	$(713)	$(12,724)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2012	2011	2012	2011
Earnings before income taxes	$120,210	$143,591	$414,903	$414,008
Canadian federal and provincial income tax rates	25.00%	26.50%	25.00%	26.50%
Income tax expense based on above rates	$30,053	$38,051	$103,726	$109,712
Canadian functional currency election 1	-	-	-	(3,556)
Non-deductible portion of capital losses, net of capital gains	(192)	81	(242)	450
Non-deductible stock based compensation and other	383	453	1,221	1,724
Differences in tax rates in foreign jurisdictions	(27,046)	(35,821)	(98,564)	(105,514)
Impact of future income tax rate applied versus current statutory rate	-	(122)	-	(226)
Change in unrecognized temporary differences	(2,685)	5,909	470	6,137
Income tax expense	$513	$8,551	$6,611	$8,727

1)	The Company elected to prepare its Canadian tax returns using US dollar functional currency, effective January 1, 2011. The election resulted in a one-time benefit of $3.6 million.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%.

SILVER WHEATON 2012 THIRD QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

The movement in deferred tax assets and liabilities for the nine months ended September 30, 2012 and the year ended December 31, 2011 is shown below:

	Nine Months Ended September 30, 2012
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities
Deferred tax assets
Non-capital losses	$12,738	$(2,540)	$-	$-	$10,198
Financing fees	2,695	(1,061)	-	-	1,634
Capital losses	4,846	(568)	-	-	4,278
Other	290	275	-	-	565
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,129)	119	-	-	(10,010)
Foreign exchange on debt	(421)	115	-	-	(306)
Long-term investments	(4,425)	(260)	713	-	(3,972)
Silver and gold interests	(3,293)	(2,007)	-	-	(5,300)
Total	$2,301	$(5,927)	$713	$-	$(2,913)

	Year Ended December 31, 2011
	Opening Balance	Recovery (Expense) Recognized In Income Tax Expense		Recovery (Expense) Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred tax assets and liabilities		Functional Currency Election	Other
Deferred tax assets
Non-capital losses	$16,153	$-	$(3,415)	$-	$-	$12,738
Long-term investments	366	-	-	(366)	-	-
Financing fees	4,467	-	(1,772)	-	-	2,695
Capital losses	8,775	-	(3,495)	(434)	-	4,846
Foreign exchange on investments	792	-	(792)	-	-	-
Other	184	6	100	-	-	290
Deferred tax liabilities
Interest capitalized for accounting but deducted for tax	(10,758)	669	(40)	-	-	(10,129)
Foreign exchange on debt	(575)	-	154	-	-	(421)
Long-term investments	(16,230)	-	306	11,499	-	(4,425)
Silver and gold interests	(3,996)	2,881	(2,178)	-	-	(3,293)
Total	$(822)	$3,556	$(11,132)	$10,699	$-	$2,301

SILVER WHEATON 2012 THIRD QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

The recognized deferred tax assets and liabilities are offset on the balance sheet.  Deferred tax assets in Canada not recognized are shown below:

	September 30	December 31
	2012	2011
Capital losses	$4,451	$3,971
Unrealized foreign exchange	-	27
Unrealized losses on long-term investments	3,959	4,272
Total	$8,410	$8,270

SILVER WHEATON 2012 THIRD QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

17.	Commitments and Contingencies

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1,2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	-	$4.12	n/a	Life of Mine	15-Oct-04
Zinkgruvan	100%	-	$4.14	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% 4	-	$4.08	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.99	n/a	Life of Mine	24-Jul-07
Minto	100%	100% 5	$3.94	$303	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.12	n/a	10 years	4-Apr-07
777	100%	100%/50% 6	$5.90	$400	Life of Mine	8-Aug-12
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years 7	8-Sep-09
Veladero	100% 8	-	$3.90	n/a	4 years 7	8-Sep-09
Other
Los Filos 3	100%	-	$4.13	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$4.02	n/a	50 years	5-Jun-07
Stratoni	100%	-	$4.02	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.94	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.98	n/a	50 years	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a 9
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10
Constancia	100%	-	$5.90	n/a	Life of Mine	8-Aug-12

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2012, representing the six year anniversary, was 13.0 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

7)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013.  In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall relative to the production guarantee levels at Pascua-Lama, until Barrick satisfies the completion guarantee.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON 2012 THIRD QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Other Contractual Obligations and Contingencies
	Obligations With Scheduled Payment Dates					Other Obligations
(in thousands)	2012	2013 - 2015	2016 - 2017	After 2017	Sub-Total		Total
Bank debt	$7,140	$50,060	$-	$-	$57,200	$-	$57,200
Interest on bank debt 1	177	607	-	-	784	-	784
Silver interest payments
Rosemont	-	-	-	-	-	230,000	230,000
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	250,000	250,000
Operating leases	126	1,571	605	-	2,302	-	2,302
Total contractual obligations	$7,443	$52,238	$605	$-	$60,286	$512,400	$572,686

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia silver purchase agreement, the Company is committed to pay Hudbay two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred at Constancia.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada Revenue Agency of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at November 2, 2012, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

SILVER WHEATON 2012 THIRD QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

18.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended September 30, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$37,565	$4,855	$934	$31,776	$32,710	$164,227
Zinkgruvan	15,986	2,049	830	13,107	11,649	54,967
Yauliyacu	5,378	751	923	3,704	2,181	220,799
Peñasquito	40,431	5,205	3,862	31,364	35,226	492,132
Cozamin	8,902	1,236	1,217	6,449	7,730	20,780
Barrick 2	15,752	2,058	2,290	11,404	13,425	601,187
Other 3	25,072	3,160	3,230	18,682	20,191	388,934
	$149,086	$19,314	$13,286	$116,486	$123,112	$1,943,026
Gold
Minto	$12,187	$2,092	$1,178	$8,917	$8,930	$31,418
777	-	-	-	-	-	354,364
	$12,187	$2,092	$1,178	$8,917	$8,930	$385,782
Total silver and gold interests	$161,273	$21,406	$14,464	$125,403	$132,042	$2,328,808
Corporate
General and administrative				$(6,762)
Other				1,056
Total corporate				$(5,706)	$(3,391)	$717,756
Consolidated	$161,273	$21,406	$14,464	$119,697	$128,651	$3,046,564

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2012 THIRD QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Three Months Ended September 30, 2011
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$42,567	$5,017	$875	$36,675	$37,550	$168,583
Zinkgruvan	12,168	1,302	540	10,326	12,406	58,359
Yauliyacu	454	44	55	355	410	233,299
Peñasquito	49,401	5,472	3,328	40,601	43,929	507,023
Cozamin	12,270	1,369	1,551	9,350	11,752	26,844
Barrick 2	28,681	2,911	2,689	23,081	25,770	601,410
Other 3	29,192	3,037	3,546	22,609	26,823	256,419
	$174,733	$19,152	$12,584	$142,997	$158,640	$1,851,937
Gold
Minto	10,462	1,884	1,063	7,515	9,114	34,298
Total silver and gold interests	$185,195	$21,036	$13,647	$150,512	$167,754	$1,886,235
Corporate
General and administrative				$(6,311)
Other				(9,161)
Total corporate				$(15,472)	$(518)	$874,440
Consolidated	$185,195	$21,036	$13,647	$135,040	$167,236	$2,760,675

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 THIRD QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Nine Months Ended September 30, 2012
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$129,825	$17,116	$3,300	$109,409	$112,709	$164,227
Zinkgruvan	49,430	6,593	2,672	40,165	39,187	54,967
Yauliyacu	55,432	7,461	9,213	38,758	47,971	220,799
Peñasquito	132,387	17,309	12,841	102,237	115,078	492,132
Cozamin	33,493	4,395	4,335	24,763	28,270	20,780
Barrick 2	51,439	6,448	7,177	37,814	45,943	601,187
Other 3	87,936	11,240	11,482	65,214	74,910	388,934
	$539,942	$70,562	$51,020	$418,360	$464,068	$1,943,026
Gold
Minto	22,377	$3,979	$2,241	16,157	17,007	31,418
777	-	-	-	-	-	354,364
	$22,377	$3,979	$2,241	$16,157	$17,007	$385,782
Total silver and gold interests	$562,319	$74,541	$53,261	$434,517	$481,075	$2,328,808
Corporate
General and administrative				$(21,680)
Other				(4,545)
Total corporate				$(26,225)	$(15,697)	$717,756
Consolidated	$562,319	$74,541	$53,261	$408,292	$465,378	$3,046,564

1)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

SILVER WHEATON 2012 THIRD QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Nine Months Ended September 30, 2011
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$143,736	$16,736	$2,941	$124,059	$125,902	$168,583
Zinkgruvan	39,437	4,247	1,763	33,427	35,316	58,359
Yauliyacu	21,641	2,415	3,021	16,205	19,226	233,299
Peñasquito	115,695	12,887	7,907	94,901	102,808	507,023
Cozamin	31,204	3,612	4,105	23,487	30,325	26,844
Barrick 2	77,781	8,397	7,699	61,685	67,826	601,410
Other 3	85,734	9,345	10,180	66,209	76,113	256,419
	$515,228	$57,639	$37,616	$419,973	$457,516	$1,851,937
Gold
Minto	22,902	4,344	2,449	16,109	17,926	34,298
Total silver and gold interests	$538,130	$61,983	$40,065	$436,082	$475,442	$1,886,235
Corporate
General and administrative				$(19,065)
Other				(11,736)
Total corporate				$(30,801)	$(12,729)	$874,440
Consolidated	$538,130	$61,983	$40,065	$405,281	$462,713	$2,760,675

1)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

SILVER WHEATON 2012 THIRD QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended September 30, 2012
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$17,771	$153,633	$385,782
United States	3,683	39,403	-
Mexico	93,240	744,921	-
Europe
Greece	6,894	38,692	-
Portugal	2,568	32,432	-
Sweden	15,986	54,968	-
South America
Argentina / Chile 1	9,426	599,168	-
Peru	11,705	279,809	-
Consolidated	$161,273	$1,943,026	$385,782

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Three Months Ended September 30, 2011
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$16,994	$54,561	$34,298
United States	1,465	40,879	-
Mexico	114,470	776,442	-
Europe
Greece	7,078	42,134	-
Portugal	3,884	33,968	-
Sweden	12,168	58,358	-
South America
Argentina / Chile 1	16,463	590,801	-
Peru	12,673	254,794	-
Consolidated	$185,195	$1,851,937	$34,298

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2012 THIRD QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

	Nine Months Ended September 30, 2012
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$38,252	$153,633	$385,782
United States	13,082	39,403	-
Mexico	322,453	744,921	-
Europe
Greece	19,846	38,692	-
Portugal	12,386	32,432	-
Sweden	49,429	54,968	-
South America
Argentina / Chile 1	24,727	599,168	-
Peru	82,144	279,809	-
Consolidated	$562,319	$1,943,026	$385,782

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

	Nine Months Ended September 30, 2011
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$37,344	$54,561	$34,298
United States	10,061	40,879	-
Mexico	317,167	776,442	-
Europe
Greece	19,418	42,134	-
Portugal	15,282	33,968	-
Sweden	39,437	58,358	-
South America
Argentina / Chile 1	42,780	590,801	-
Peru	56,641	254,794	-
Consolidated	$538,130	$1,851,937	$34,298

1)	Includes the Pascua-Lama project, which straddles the border of Chile and Argentina.

SILVER WHEATON 2012 THIRD QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2012 (US Dollars – Unaudited)

19.	Subsequent Event

Declaration of Dividend

On November 2, 2012, the Board of Directors declared a dividend in the amount of $0.07 per common share, representing 20% of the cash generated by operating activities during the three months ended September 30, 2012, payable to shareholders of record on November 21, 2012.  This dividend is expected to be distributed on or about December 5, 2012.

SILVER WHEATON 2012 THIRD QUARTER REPORT [69]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith
Randy Smallwood

OFFICERS
Randy Smallwood
President & Chief Executive Officer

Curt Bernardi
Senior Vice President,
Legal & Corporate Secretary

Gary Brown
Senior Vice President &
Chief Financial Officer

Haytham Hodaly
Senior Vice President,
Corporate Development

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Patrick Drouin
Vice President,
Investor Relations
T:      1 604 684 9648
TF:1 800 380 8687
E:  info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM